[redacted]

U
SECURITIES AN
Wash

14048791

AB 3/20

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1845 Walnut Street, 17th Floor
(No. and Street)

Philadelphia (City) PA (State) 19136 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna M Zanghi 215-546-5005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street, 7th FL (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Donna M Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President and FINOP

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Melissa J. Culbertson, Notary Public
City of Philadelphia, Philadelphia County
My commission expires March 14, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5

Resource Securities, Inc.

December 31, 2013

Contents

Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Report of Independent Registered Public Accounting Firm

Stockholder and Sole Director
Resource Securities, Inc.

We have audited the accompanying financial statements of Resource Securities, Inc. (a Delaware corporation) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the 15-month period ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resource Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the 15-month period then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission required by Rule 17a-5 under the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 28, 2014

RESOURCE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash	$ 5,754,645
Restricted cash	250,000
Securities owned, at fair value	106,200
Receivables	238,175
Deferred costs	209,005
Deferred tax assets	151,635
Prepaid expenses and other assets	143,831
	$ 6,853,491
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Wholesaler and trader commissions payable	$ 1,496,312
Payables to clearing and other broker dealers	246,689
Payables to affiliates	978,211
Accounts payable, accrued liabilities and other payables	587,460
Total liabilities	3,308,672
Commitments and contingencies	
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	7,275,100
Accumulated deficit	(3,730,291)
Total stockholder's equity	3,544,819
Total liabilities and stockholder's equity	$ 6,853,491

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE 15-MONTH PERIOD ENDED DECEMBER 31, 2013

REVENUES:	
Securities commissions	$ 2,110,911
Gains on securities transactions, net	1,434,269
Commissions from an affiliated program	30,873,786
Dealer manager and other fees from affiliated programs	14,044,577
Other revenues	84,262
Total revenues	48,547,805
EXPENSES:	
Broker dealer commissions	30,873,786
Marketing fees and other related costs	5,718,812
Wholesaler and trader commissions	5,085,671
General and administrative	5,678,451
Total expenses	47,356,720
Income before provision for income taxes	1,191,085
Provision for income taxes	626,119
NET INCOME	$ 564,966

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE 15-MONTH PERIOD ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at October 1, 2012	$ 10	$ 6,875,100	$ (4,295,257)	$ 2,579,853
Capital contributions	–	400,000	–	400,000
Net income.....................................	–	–	564,966	564,966
Balance at December 31, 2013.....	$ 10	$ 7,275,100	$ (3,730,291)	$ 3,544,819

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE 15-MONTH PERIOD ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES:	
Net income	$ 564,966
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in deferred income taxes, net	32,256
Non-cash compensation issued - affiliate	262,911
Gains on security transactions	(1,432,167)
Purchases of trading securities	(2,495,179)
Proceeds from trading securities	5,482,468
Changes in operating assets and liabilities:	
Decrease in receivables	182,123
Increase in deferred costs	(209,005)
Increase in prepaid expenses and other assets	(61,331)
Increase in wholesaler and trader commissions payable	1,396,355
Decrease in payables to clearing and other broker dealers	(231,220)
Increase in payables to affiliates	297,377
Increase in accounts payable, accrued liabilities and other payables	311,183
Net cash provided by operating activities	4,100,737
FINANCING ACTIVITIES:	
Capital contributions	400,000
Net cash provided by financing activities	400,000
Increase in cash	4,500,737
Cash at beginning of period	1,253,908
Cash at end of period	$ 5,754,645
SUPPLEMENTAL INFORMATION:	
Income tax refunds, net of payments	$ 39,583

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Note 1 – Organization and Nature of Operations

Resource Securities, Inc., a Delaware corporation (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of RAI Ventures, Inc. ("Parent"), which is a wholly owned subsidiary of Resource America, Inc. ("RAI"), a publicly traded, specialized asset management company (Nasdaq: REXI) operating in the real estate, financial fund management, and commercial finance sectors. The Company operates a foreign branch office in the London, United Kingdom ("U.K.") office of an affiliated foreign broker dealer, Resource Europe Management LTD ("REML"), a wholly owned subsidiary of the Parent and a member of the Financial Conduct Authority (successor to the Financial Services Authority) a U.K. regulatory agency that oversees broker dealers. The Company also operates a foreign branch office in Singapore.

During 2013, RAI changed its year end from September 30, to December 31, for financial and tax reporting. The Company was approved by FINRA to make a corresponding change in October 2013. As a result, the Company is filing its annual report as of December 31, 2013, and for the 15-month period ended December 31, 2013 ("fiscal 2013"). Going forward, the Company's annual reports will be filed on a calendar year basis (12 months).

The Company operates as a broker dealer serving as a dealer manager for the sale of private placements of securities, direct participation investment programs ("DPPs"), both public and private limited partnerships and real estate investment trusts ("REITs") sponsored by affiliates who are subsidiaries of RAI that also serve as general partners and/or managers of these programs. During fiscal 2013, the Company served as a dealer manager for one public (non-traded) REIT program and one private placement program. The private placement did not break escrow and is in process of dissolution. Also, in March 2013, the Company entered into an agreement with the underwriter of an affiliate sponsored program, a publicly traded mutual fund, by which a portion of the underwriter commission is shared as compensation for sales and marketing services provided. Also, the Company's broker dealer operations include serving as the introducing agent, primarily through a third-party clearing firm, for sales of domestic and foreign securities of financial services companies, including but not limited to banks, thrifts, REITs, and insurance companies, and are referred to as riskless principal transactions. These securities include trust preferred securities, subordinated debt, and preferred stock and are offered to institutional sophisticated investors, including the Company's affiliates. During fiscal 2013, the Company also served as a placement agent for various security auctions, two securitizations, and as of November 2013 for another affiliate, for selling and marketing services related to a sponsored hedge fund. The Company also invests in trading securities for its own account, primarily asset-backed debt and equity securities.

Note 2 – Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

The Financial Accounting Standards Board ("FASB") identified the FASB Accounting Standards Codification ("ASC") as the authoritative source of accounting principles generally accepted in the United States of America ("U.S. GAAP") other than guidance put forth by the SEC. All other accounting literature not included in the ASC is considered non-authoritative.

Basis of Presentation

Management believes that, consistent with the financial statement presentation of other broker dealers, it is appropriate to present its statement of financial condition on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Note 2 – Summary of Significant Accounting Policies – (Continued)

Commissions and Fees

The Company records commissions and fee revenues, and related expenses, from DPPs and REITs, which include dealer manager and marketing fees after reaching a prescribed sales minimum (referred to as breaking escrow) and thereafter on the trade date (the date an investor is accepted and admitted by the general partner or manager). In conjunction with the public REIT program which closed in December 2013, investors were admitted on a daily basis. The Company recognized commission revenues and expenses up to 7% of sales, subject to certain exclusions and volume sale adjustments, if any, which are then paid to third-party broker dealers. Dealer manager fees were recognized up to 3% of sales based on shares issued at the offering share price, subject to certain exclusions and volume sale adjustments, if any. Marketing fees of either .75% or 1% of sales were also paid to third-party broker dealers. In fiscal 2013, all non-security commission revenues and dealer manager fees were generated from the public REIT offering sponsored by an affiliate.

For commissions from riskless principal transactions, revenues are recognized as of the trade date of the sale of the underlying securities. The Company also earns placement fees which are reported as security commissions from security auctions of asset-backed securities, securitizations of collateralized debt obligations, and commencing in November 2013, from an affiliate related to the Company's selling marketing efforts of a sponsored hedge fund. Placement fees for auction fees are recognized on the date of the auction and on the closing date for securitizations. For the hedge fund, placement fees are recognized over the term of the agreement.

Security Transactions

Securities owned primarily represent trading securities of non-marketable asset-backed debt and equity securities purchased for the Company's own account and reported at fair value. The Company utilizes trade date accounting to record the purchases and sales of trading securities comprising of asset-backed debt and equity securities. Gains from security transactions are reported net and are comprised of realized and unrealized gains from sales of trading securities; mark to market adjustments to fair value; gains and losses related to foreign currency commissions from riskless principal trades; and gains and losses from other security transactions, if any. The cost of a security is determined using the specific identification method.

Income Taxes

The Company is included in the consolidated federal income tax return of RAI and its subsidiaries and also is included in certain combined state returns and one combined city tax return. The impact of federal income taxes, including any deferred tax assets and liabilities, is calculated and reported as if the Company filed on a separate company basis. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws.

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 – Summary of Significant Accounting Policies – (Continued)

Operating and General and Administrative Expenses

Pursuant to an expense reimbursement agreement between RAI and the Company, RAI and certain affiliates pay certain operating expenses and general and administrative costs of the Company, primarily salaries and related expenses for employees who perform services for the Company. These expenses are recorded as Company expenses, which are reimbursable and payable to RAI and certain affiliates.

Fair Value

The Company used the following methods in estimating the fair value of each class of financial instrument for which it is practicable to estimate fair value. For cash, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments. For securities owned, the fair value is primarily based on a valuation report provided by a third-party pricing service that primarily uses discounted cash flow analysis modeled on market-standard analytics or proprietary models as well as recent trade data for a specific security or comparable securities. For certain equity securities such as collateralized loan obligations ("CLOs") that may be subject to early redemption, the third-party pricing service also utilizes discounted cash flow analysis supplemented by the calculation of net asset value to equity which represents the value of the collateral pool that remains after senior obligations (including hedging amounts and fees, if any) are paid in full. In addition, certain debt securities may be valued by third-party pricing services or by utilizing independent broker dealer market quotations that utilize recent transactions, market date and or proprietary valuation models based on discounted cash flow analyses.

Recent Accounting Standards

In July 2013, the FASB issued Accounting Standards Update ("ASU") No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* The guidance requires an unrecognized tax benefit, or a portion thereof, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent the deferred tax asset is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position; the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with the deferred tax asset. The amendment is effective for the Company as of January 1, 2015. The Company does not anticipate that the adoption of this guidance will have a material impact on its financial statements.

Note 3 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk relate to periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions and brokerage accounts with the Company's clearing agent, which are not insured. At December 31, 2013, the Company had total deposits of $6,026,054, of which $5,772,877 was in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. No losses have been experienced on these investments.

Note 4 – Securities Owned

The Company engages in the purchase and sale of trading securities for its own account, primarily nonmarketable asset-backed debt and equity securities. At December 31, 2013, securities owned consisted of three nonmarketable asset-backed equity securities and seven debt securities with an adjusted cost of $96,813 and a fair value of $106,200.

Note 5 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its affiliates and two affiliate sponsored investment programs.

	December 31, 2013	
	Commissions, Fees and Other Receivables	(Payables) Receivables – Affiliates
Affiliates:		
RRE	$ –	$ 30,002
RAI	–	(917,501)
RCM	–	(43,623)
RFFM	–	11,004
REML	–	(17,087)
CVC		14,417
	–	(922,788)
Affiliated program:		
REIT	51,201	–
	$ 51,201	$ (922,788)

	15-Month Period Ended December 31, 2013		
	Revenues		
	Commissions – Affiliates	Fees – Affiliated Programs	General & Administrative Expense Allocations – From (To)
Affiliates:			
RRE	$ –	$ –	$ 35,991
RAI	–	–	2,973,531
RCM	–	–	164,807
RFFM	–	–	(104,576)
REML	–	–	126,992
RCC	205,411	–	–
CVC	24,615	–	–
	230,026	–	3,196,745
Affiliated programs:			
Mutual fund	2,076	–	–
REIT	30,873,786	14,042,501	–
	$ 30,875,862	$ 14,042,501	$ 3,196,745

Resource Real Estate Inc. ("RRE"): The Company and RRE, a real estate affiliate and a wholly owned subsidiary of RAI, allocates certain operating and general and administrative costs relating to the public REIT program which closed in December 2013 and for which the Company served as dealer manager and a publicly traded mutual fund program sponsored by RRE. During fiscal 2013, $35,991 was charged by the Company, of which $30,002 is due to the Company at December 31, 2013.

Note 5 – Certain Relationships and Related Party Transactions – (Continued)

As the dealer manager of the REIT, the Company earned $30,873,786 of commission revenues, all of which were reallowed to third-party broker dealers, and $14,042,501 in dealer manager fee revenues, a portion of which was reallowed to the third-party broker dealers.

During fiscal 2013, the Company entered into an agreement with the underwriter of a publicly traded mutual fund sponsored by RRE whereby the underwriter agreed to share a portion of their underwriter commission of 75bps on sales of the mutual fund sponsored by RRE. The fee is to compensate the Company for its selling and marketing efforts on behalf of the fund. During fiscal 2013, the Company earned $2,076 in fees in conjunction with this agreement.

RAI: During fiscal 2013, pursuant to the expense reimbursement agreement between RAI and the Company, RAI allocated $2,973,531 of expenses to the Company. Expenses included $591,517 of Federal tax expense which reduced amounts payable to RAI. Expenses also included $201,506 of non-cash compensation expenses related to restricted stock grants of certain RAI employees who perform broker dealer activities for the Company. The vesting period for these grants range from three to four years. The value of these grants is based on the market value of the RAI shares on the grant date and the related expense is recognized using the straight-line method. As of December 31, 2013, 111,302 shares are non-vested with $52,678 of the related expense not yet recognized. At December 31, 2013, $917,501 was due to RAI by the Company.

The Company's employees participate in RAI's Investment Savings Plan (a 401k plan) whereby they can elect to invest in RAI stock and, as such, receive RAI stock as part of their employer matching contributions. During fiscal 2013, contributions of RAI stock totaled $61,405 and are included as non-cash compensation.

During fiscal 2013, the Company received $400,000 in capital contributions from the Parent which were funded by RAI.

Resource Capital Markets, Inc. ("RCM"): RCM is a financial fund management affiliate, and a wholly owned subsidiary of RAI, which allocates to the Company a portion of the salary, benefits and related operating and general and administrative costs of certain registered representatives who engage in broker dealer activities. In addition, the Company allocates a portion of certain costs of one registered representative including salary, benefits and certain operating and general and administrative costs related to his non broker dealer activities performed on behalf of RCM. During fiscal 2013, $164,807 of total expenses were charged to the Company. At December 31, 2013, $43,623 was due to RCM by the Company.

Resource Financial Fund Management, Inc. ("RFFM"): The Company operates a foreign branch office in Singapore. One employee performs fund management services unrelated for an affiliate, Ischus Capital Management, LLC, a wholly owned subsidiary of RFFM, which is a wholly owned subsidiary of RAI. The Company allocates to RFFM a portion of the salary, benefits and related operating and general and administrative costs for these services. During fiscal 2013, $104,576 was charged to RFFM, of which $11,004 is due to the Company at December 31, 2013.

REML: The Company operates a foreign branch office that is shared with REML, a broker dealer affiliate. REML allocates to the Company a portion of the salary, benefits and related operating and general and administrative costs of a registered representative of the Company. During fiscal 2013, $126,992 was charged to the Company. At December 31, 2013, the Company owed $17,087 to REML.

Note 5 – Certain Relationships and Related Party Transactions – (Continued)

Resource Capital Corporation ("RCC"): RCC is a publicly traded REIT (NYSE: RSO) which RAI sponsors and serves as manager. In December 2013, the Company earned a placement fee of $205,411 paid by RCC for placement services in conjunction with the closing of a RCC note offering. This revenue is included in securities commissions.

CVC Credit Partners, LLC ("CVC"): In November 2013, the Company and certain affiliates, CVC Credit Partners, LLC and CVC Global Credit Opportunities Fund LLC ("CVC fund"), entered into a placement agreement, a shared services agreement and an expense reimbursement agreement which expire on November 4, 2014. RAI owns a 33% interest in CVC. Under the placement agreement, the Company will provide selling and marketing services on behalf of the CVC fund for a fee of $40,000, which is paid quarterly in advance. During fiscal 2013, the Company received one quarterly payment recognizing commission revenues of $24,615 and deferred revenues of $15,385 which is included in other payables. During fiscal 2013, the Company charged CVC for $14,417 under the expense reimbursement and shared services agreements, all of which is included in receivables at December 31, 2013.

Other Security Transactions: During fiscal 2013, the Company served as an agent representing certain affiliated persons and entities for various security transactions that cleared through the Company's third-party clearing firm. As an affiliate, no compensation is paid to the Company for these security transactions.

Affiliates	# of Transactions
RFFM	21
RCM	17
RCC	18
Personal Accounts	
Company officers (2)	59
Other Company employees (2)	18
RAI officer (1)	5

During fiscal 2013, there were twenty security transactions relating to five CLO securities sponsored by Trapeza Capital Management, LLC or its affiliates ("Trapeza"). Trapeza is a CLO issuer for which RFFM serves as the collateral manager. There was also one debt security transaction for a note issued by Trapeza. For RCC, security transactions include those executed for Resource TRS, Inc, a wholly owned subsidiary of RCC. There was one security purchased by RCC which is issued by RCC, referred to as the RREF 2007-1A D Notes. Also, the Company and RFFM purchased equity interests in one CLO security, Olympic 2004-1A, which was issued and managed by CVC. This security is in process of liquidation. Security transactions for Company employees who are security traders for the Company are cleared through the Company's third party clearing firm as required by Company policy. The RAI officer is J. Cohen, Vice Chairman, President and Chief Executive Officer of RAI.

Note 6 – Income Taxes

The following table details the components of the Company's provision for income taxes for fiscal 2013.

Current:	
Federal	$ –
State	1,600
	1,600
Deferred:	
Federal	528,005
State	96,514
	624,519
	$ 626,119

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company's effective income tax rate for the 15-month period ended December 31, 2013 was 53%. This rate was mainly comprised of the Company's pre-tax loss adjusted for permanent items such as certain exclusions for meals and entertainment and non-cash compensation. As a result of the change in year end, the Company will be included in RAI's consolidated federal tax returns for the fiscal year ended September 30, 2013 and a return for the three months ended December 31, 2013, as well as the combined tax returns for two state filings and one city filing.

The components of the Company's deferred tax assets and liability, included in other payables, as of December 31, 2013, are as follows:

Deferred tax assets:	
State and local tax loss carryforwards	$ 138,126
Deferred expenses	8,883
Accrued expenses and other	4,626
	151,635
Deferred tax liability:	
Unrealized gains on securities owned, net of tax	(4,424)
	$ 147,211

As of December 31, 2013, the Company had state and local net operating losses ("NOLs") of approximately $2,600,000 and recorded a related deferred tax asset of $138,126 that will expire between 2014 and 2031. The Company believes it will be able to utilize all of its NOLs prior to their expiration.

The Company is subject to examination by the Internal Revenue Service ("IRS") as part of RAI's consolidated Federal tax return filings and by the taxing authorities in states and localities in which the Company has business operations. The Company is subject to IRS examinations for fiscal years ended September 30, 2010 through September 30, 2013 and thereafter based on periods ending on December 31. The Company is subject to state and local income tax examinations for fiscal years ended September 30, 2007 through September 30, 2012 and thereafter based on periods ending on December 31.

Note 6 – Income Taxes – (Continued)

A tax position should only be recognized if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is greater than zero percent likely of being realized upon ultimate settlement. The Company classifies any tax penalties as general and administrative expenses and any interest as interest expense. The Company does not have any unrecognized tax benefits that would impact the effective tax rate.

Note 7 – Fair Value

In analyzing the fair value of its assets accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets are categorized into one of three levels based on the assumptions ("inputs") used in valuing the asset. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 – Unobservable inputs that reflect the entity's own assumptions about the assumptions that market participants would use in the pricing of the asset and that are, consequently, not based on market activity, but upon particular valuation techniques.

There were no transfers among Levels 1, 2 or 3 during fiscal 2013.

Securities owned by the Company represent nonmarketable trading securities including both equity and debt securities which are reported at fair value at Level 3. The Company utilizes a third-party pricing service that provides the Company with a valuation report that provides their estimate of the fair value of the Company's two CLO equity securities and for one CLO debt security (Level 3). Another CLO equity security is in the final stages of liquidation with a fair value of zero based on the performance of the underlying collateral within the securitization. Certain debt securities owned representing six foreign securities and two other loans had no fair value as of the date of purchase and at December 31, 2013 and are valued by management utilizing based on market conditions and recent transactions.

The following table provides a reconciliation of the ending balance for securities owned that use Level 3 inputs for the 15-month period ended December 31, 2013:

Beginning balance, October 1, 2012	$ 1,660,650
Purchases	2,495,179
Proceeds from trading securities	(5,481,796)
Gains on securities transactions, net	1,432,167
Securities owned at December 31, 2013	$ 106,200

Note 8 – Commitments and Contingencies

The Company has a 13-month lease agreement for office and parking facilities for its Singapore branch operations which is due to expire on March 31, 2014. A balance of $6,772 remains due under the agreement as of December 31, 2013. The agreement automatically renews with the same terms unless the Company terminates in writing two months prior to the end of the lease period. Rent expense of $52,073 is included in general and administrative expenses.

In January 2009, the Company entered into a three-year agreement with a third-party broker dealer who would serve as a clearing agent for the Company's riskless principal transactions and as a custodian for the Company's trading securities owned by the Company. If not terminated by either party, the agreement renews automatically under the same terms as the original agreement. The agreement renewed in January 2012. The Company is required to pay a minimum fee of $5,000 per month over the term of the agreement. The Company is required to maintain a $250,000 clearing deposit with the broker dealer during the term of the agreement which is reported as restricted cash. The agreement is cancellable by either party upon 90 days written notice, with the remaining minimum fee due during the term of the agreement immediately payable. At December 31, 2013, the remaining minimum fee due under the agreement is $65,000.

The Company was a dealer manager for one real estate fund sponsored by an affiliate that serves as the fund's general partner. The fund completed its offering in December 2009. The dealer manager agreement provides that the Company is to receive trailing sales commissions equal to 15% of the fund's distributions that would otherwise be payable to the general partner over the term of the fund. The general partner has participation rights in distributions from the fund but only after certain limited partner cumulative return thresholds, as defined, are met. Any trailing sales commissions due to the Company are, in turn, payable by the Company to third-party broker dealers pursuant to their selling agreements. During fiscal 2013, cumulative fund distributions to the limited partners did not meet the thresholds for participation by the general partner; thus, no trailing sales commissions were due to the Company, nor did the Company owe commissions to the third-party broker dealers.

Commencing in April 2012, the Company served as a dealer manager for one private placement, a limited partnership, sponsored by an affiliate for which the affiliate served as the general partner. As of December 31, 2013, the offering, which sought to raise $75,000,000, did not break escrow as the $1,000,000 minimum in aggregate subscriptions was not raised and the offering is in the process of dissolution.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company's minimum net capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rules and regulations further require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The following table summarizes the Company's compliance with these rules and regulations at December 31, 2013.

Net capital	$ 2,695,973
Minimum dollar net capital requirement	$ 220,578
Excess net capital	$ 2,475,395
Ratio of aggregate indebtedness to net capital	1.23 to 1

Note 10 – Regulatory Exemptions

The Company has been designated as an exempt broker dealer under exemption (k)(2)(i) of the SEC Rule 15c3-3 and, therefore, has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

Note 11 – Subsequent Events

The Company evaluated for subsequent events through February 28 2014, the date the financial statements were available to be issued, and determined that there were no events which have occurred that would require adjustments to the financial statements.

In February 2014, the SEC issued a notice of effectiveness for a newly formed non-traded public REIT sponsored by an affiliate for which the Company will serve as dealer manager. The Company will be paid a commission of up to 7% of sales, subject to certain exclusions and volume sale adjustments, if any, which will be paid to third-party broker dealers. The Company will be paid a dealer manager fee up to 3% of sales based on shares issued at the offering share price, subject to certain exclusions and volume sale adjustments, if any. The Company will also pay a marketing fee of 1% of sales to third-party broker dealers subject to certain exclusions and volume sale adjustments, if any.

SUPPLEMENTARY INFORMATION

RESOURCE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

COMPUTATION OF NET CAPITAL:

Total stockholder's equity	$ 3,544,819
Changes:	
Non-allowable assets:	
Receivables	238,175
Deferred costs	209,005
Deferred tax assets	151,635
Prepaid expenses and other assets	143,831
Total non-allowable assets	742,646
Haircuts on securities owned	106,200
NET CAPITAL	$ 2,695,973

AGGREGATE INDEBTEDNESS:

Items included in the statement of financial condition:	
Wholesaler and trader commissions	$ 1,496,312
Payables to clearing and other broker dealers	246,689
Payables to affiliates	978,211
Accounts payable and accrued liabilities	587,460
Total aggregate indebtedness	$ 3,308,672

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 220,578
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 220,578
Excess net capital	$ 2,475,395
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$ 2,365,106
Ratio of aggregate indebtedness to net capital	1.23 to 1

RESOURCE SECURITIES, INC.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
December 31, 2013

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report filed with the SEC on October 23, 2012 with respect to the computation of net capital under Rule 15(c)(3)(1) are reconciled as follows:

Unaudited computation of net capital per most recent quarterly filing	$ 2,695,973
Audit adjustments	–
Net change in net capital	–
Adjusted computation of net capital	$ 2,695,973

Grant Thornton

Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
GrantThornton.com
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twitter.com/GrantThorntonUS

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Sole Director
Resource Securities, Inc.

In planning and performing our audit of the financial statements of Resource Securities, Inc. (the "Company") as of and for the 15-month period ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder and sole director, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 28, 2014

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Stockholder and Sole Director
Resource Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the 15-month period ended December 31, 2013, which were agreed to by Resource Securities, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2014